Crimson Horticultural Rarities
Profit and Loss
January - April, 2025

	Total
Income	
4000 Sales	
4100 Retail Sales	108,327.09
4115 Markets	664.00
4200 Installation Income	15,117.00
4250 Services	3,892.00
Total 4200 Installation Income	$ 19,009.00
4300 Landscaping Income	21,895.63
4400 Weddings and Floral Arrangements	7,567.00
4500 Online Sales	11,255.70
4600 Shipping Income	2,241.00
4805 Income	125.00
Total 4000 Sales	$ 171,084.42
4825 Unapplied Cash Payment Income	0.00
Total Income	$ 171,084.42
Cost of Goods Sold	
5000 Cost of Goods Sold	
5100 Floral Product	5,016.67
5150 Retail Product	39,962.34
5200 Installation Product	849.36
Total 5000 Cost of Goods Sold	$ 45,828.37
Total Cost of Goods Sold	$ 45,828.37
Gross Profit	$ 125,256.05
Expenses	
6000 Labor	
6100 Payroll	
6110 Wages	49,916.26
Total 6100 Payroll	$ 49,916.26
6900 Benefits & Payroll Taxes	
6910 Employer Payroll Taxes	5,719.44
6930 Health Insurance	3,544.92
6940 Workers Comp	1,540.84
Total 6900 Benefits & Payroll Taxes	$ 10,805.20
Total 6000 Labor	$ 60,721.46
7000 Controllable Expenses	
7100 Supplies	
7115 Shipping Supplies	216.60
7120 Shop Supplies	1,603.86
Total 7100 Supplies	$ 1,820.46
7200 Advertising and Promotion	1,646.22
7250 General & Admin Expenses	
7255 Accounting	3,743.36

7265 Subcontractors		10,066.26
7270 Dues and Subscriptions		1,641.63
7271 Website		4,330.40
Total 7270 Dues and Subscriptions	**$**	**5,972.03**
7285 Office Expense		442.77
Total 7250 General & Admin Expenses	**$**	**20,224.42**
7350 Meals, Transportation & Travel		
7355 Meals & Entertainment		890.19
7360 Automobile Expense		
7361 Fuel		274.17
7362 Insurance		733.00
7363 Lease		3,837.44
7364 Parking and Tolls		269.29
7365 Registration		400.00
Total 7360 Automobile Expense	**$**	**5,513.90**
Total 7350 Meals, Transportation & Travel	**$**	**6,404.09**
7400 Service & Banking Fees		388.31
7405 Payroll Processing Fees		894.97
7415 Merchant Account Fees		607.32
Total 7400 Service & Banking Fees	**$**	**1,890.60**
7450 Utilities		
7455 Garbage		1,681.72
7465 Security		251.25
7470 Telephone and Internet Expense		1,882.61
Total 7450 Utilities	**$**	**3,815.58**
Total 7000 Controllable Expenses	**$**	**35,801.37**
8000 Non Controllable Expenses		
8100 Occupancy		
8105 Rent Expense		17,082.68
8115 Liability Insurance		1,168.03
Total 8100 Occupancy	**$**	**18,250.71**
Total 8000 Non Controllable Expenses	**$**	**18,250.71**
9130 Uncategorized Expense		452.00
Total Expenses	**$**	**115,225.54**
Net Operating Income	**$**	**10,030.51**
Other Expenses		
9500 Interest, Taxes & Depreciation		
9605 Interest Expense - CC		8,158.46
9610 Interest Expense - Other		6,930.36
Total 9500 Interest, Taxes & Depreciation	**$**	**15,088.82**
Total Other Expenses	**$**	**15,088.82**
Net Other Income	**-$**	**15,088.82**
Net Income	**-$**	**5,058.31**

Crimson Horticultural Rarities
Balance Sheet
As of April 30, 2025

	Total
ASSETS	
Current Assets	
Bank Accounts	
1100 Cash	2,322.00
1105 Chase Checking 7621	6,168.25
1110 Chase Savings 2233	0.00
1120 Petty Cash	0.00
Total 1100 Cash	$ 8,490.25
Total Bank Accounts	$ 8,490.25
Accounts Receivable	
1200 A/R	0.00
1205 Accounts Receivable	1,909.65
Total 1200 A/R	$ 1,909.65
Total Accounts Receivable	$ 1,909.65
Other Current Assets	
12000 Undeposited Funds	0.00
Retail Store Inventory	57,731.63
Uncategorized Asset	0.00
Wedding Inventory	0.00
Total Other Current Assets	$ 57,731.63
Total Current Assets	$ 68,131.53
Fixed Assets	
15000 Furniture, Equp & Tools	10,997.63
17000 Accumulated Depreciation	-99,084.32
Computer Equipment	16,622.24
Leasehold Improvements	71,464.45
Total Fixed Assets	$ 0.00
Other Assets	
Loan To Allison	0.00
Sales - Clearing Account	766.23
Security Deposit	7,490.17
Total Other Assets	$ 8,256.40
TOTAL ASSETS	$ 76,387.93
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	34,461.31
Total Accounts Payable	$ 34,461.31
Credit Cards	
Alaska Airlines CC	12,555.71
Amex Plum - 92004	0.00
Barclay Credit Card	3,402.75
Chase CC 3718	23,819.85
Chase INK 3131	72,517.92
DISCOVER IT CARD (6574) - 8	8,736.95
Total Credit Cards	$ 121,033.18
Other Current Liabilities	
2100*OE Payroll Liabilities	-29,512.69
CA PIT / SDI	0.00
CA SUI / ETT	118.39
Cal-Savers	291.19

Federal Taxes (941/944)		26,276.07
Federal Unemployment (940)		2,827.04
Total 2100*OE Payroll Liabilities	$	**0.00**
2200 OLD_Sales Tax Payable		0.00
California Department of Revenue Payable		0.00
Customer Deposits		9,928.15
Direct Deposit Payable		0.00
Dona Loan		10,150.00
Sales Tax Payable		225,218.49
Sales Tax Payable		-231,376.18
Total Sales Tax Payable	-$	**6,157.69**
Sales Tax Payable - Prepayment		
Sales Tax Payable - Sales Tax		0.00
Shopify Loan #3		20,934.84
Sizemore - Loan Payable		15,000.00
Total Other Current Liabilities	$	**49,855.30**
Total Current Liabilities	$	**205,349.79**
Long-Term Liabilities		
Apple Computer Loan		0.00
Celtic Bank Loan		0.00
CIT Capital Loan		0.00
Heloc Loan		0.00
Kiva Loan		0.00
Line of Credit *4003		21,619.07
Loan - Direct Capital		0.00
PPP Loan		0.00
PPP Loan #2		0.00
SBA Loan		130,567.70
SEP Liability		5,000.00
Shopify - Loan		0.00
Shopify Loan #2		0.00
Total Long-Term Liabilities	$	**157,186.77**
Total Liabilities	$	**362,536.56**
Equity		
3000*OE Opening Balance Equity {30}		8,297.52
31400 Shareholder Distributions		-19,258.86
Allison's Distributions		-340,435.72
Federal Taxes		-39,155.73
SEP Contributions		788.00
Total Allison's Distributions	-$	**378,803.45**
Lonna's Distributions		-11,500.00
Total 31400 Shareholder Distributions	-$	**409,562.31**
32000 Retained Earnings		-217,062.58
Opening Balance Equity		555.75
Owners Equity		54,435.68
A Futeral		311,628.07
Additional Paid in Capital		-10,332.31
L Lopez		-16,865.75
Total Owners Equity	$	**338,865.69**
Net Income		-17,663.10
Total Equity	-$	**296,569.03**
TOTAL LIABILITIES AND EQUITY	$	**65,967.53**

Crimson Horticultural Rarities
Statement of Cash Flows
January - April, 2025

		Total
OPERATING ACTIVITIES		
Net Income		-17,663.10
Adjustments to reconcile Net Income to Net Cash provided by operations:		
1200 A/R		0.00
1205 A/R:Accounts Receivable		375.00
Accounts Payable (A/P)		12,229.79
Alaska Airlines CC		2,860.50
Barclay Credit Card		-600.00
Chase CC 3718		-198.89
Chase INK 3131		-978.51
DISCOVER IT CARD (6574) - 8		-1,167.27
California Department of Revenue Payable		1,798.88
Customer Deposits		3,590.00
Payroll Liabilities:Cal-Savers		-178.30
Sales Tax Payable		11,326.78
Sales Tax Payable:Sales Tax Payable		-17,360.21
Shopify Loan #3		-10,669.57
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	1,028.20
Net cash provided by operating activities	-$	16,634.90
INVESTING ACTIVITIES		
Sales - Clearing Account		-451.35
Net cash provided by investing activities	-$	451.35
FINANCING ACTIVITIES		
Heloc Loan		0.00
Kiva Loan		-503.15
Line of Credit *4003		-2,990.77
SBA Loan		-219.30
Shopify Loan #2		3,958.69
31400 Shareholder Distributions		5,976.48
Shareholder Distributions:Allison's Distributions		-7,230.20
Net cash provided by financing activities	-$	1,008.25
Net cash increase for period	-$	18,094.50
Cash at beginning of period		26,584.75
Cash at end of period	$	8,490.25